EXHIBIT 2.1

AGREEMENT

AND

PLAN OF REORGANIZATION

September 18, 2007

by and between

Center Financial Corporation

and

First Intercontinental Bank

i

Exhibits
Exhibit A	-	Agreement of Merger
Exhibit B	-	Non-Competition Agreement
Exhibit C	-	Voting Agreement
Exhibit D	-	Rule 145 Letter

Schedules
Schedule 6.3	-	Center’s Designated Officers

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) is entered into as of September 18, 2007, among Center Financial Corporation, a corporation organized under the laws of California (“Center”) located in Los Angeles, California, and First Intercontinental Bank, a Georgia banking corporation (“Seller”), located in Atlanta, Georgia.

R E C I T A L S:

A. Center and Seller believe that it would be in their respective best interests and in the best interests of Seller’s shareholders for Seller to merge with and into a banking subsidiary to be formed and wholly owned by Center (the “Merger”), all in accordance with the terms set forth in this Agreement and applicable law.

B. The respective boards of directors of Center and Seller have adopted by at least majority vote resolutions approving and authorizing the Merger, this Agreement and the transactions contemplated herein.

C. Center and Seller desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

D. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

A G R E E M E N T

In consideration of the premises and mutual covenants hereinafter contained, Center and Seller agree as follows:

ARTICLE 1

DEFINITIONS AND DETERMINATIONS

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below:

“Accountants’ Letter” shall mean a letter prepared by Seller’s regular independent accountants, or such other independent accounting firm as may be reasonably approved by the Parties, setting forth the total shareholders’ equity of Seller as of the Measurement Date determined in accordance with the standards of Section 8.2(i), and setting forth a reasonable summary of the determinations made by such accountants in determining Seller’s shareholders’ equity based upon (a) limited procedures, not including an audit, including a review of the statement of condition of Seller and related statements of income and cash flows as and for the periods ending on Measurement Date, but without performing an audit, (b) inquiries of management of Seller responsible for financial and accounting matters, and (c) such limited other procedures and inquiries as are set forth in such letter.

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Agreement of Merger” means the Agreement of Merger substantially in the form attached as Exhibit A.

“Award” means, with regard to any Person, a right of any kind, contingent or accrued, to acquire or receive Rights, other than, with regard to Seller, Seller Stock Options.

“Benefit Arrangement” means any plan or arrangement maintained or contributed to by a Party, including an “employee benefit plan” within the meaning of ERISA, (but exclusive of base salary and base wages) which provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare or similar plan or arrangement for the benefit of any employee, officer or director or class of employee, officer or director, whether active or retired, of a Party.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in California are authorized or required to be closed.

“Cash Election” shall have the meaning given such term in Section 2.7(a).

“Cash Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Center” shall have the meaning given such term in the introductory clause.

“Center Stock” means the common stock, no par value, of Center.

“Certificates” shall have the meaning given such term in Section 2.5(b).

“CG Bank” means a Georgia banking corporation to be established by Center.

“CG Bank Stock” means the common stock no par value of CG Bank.

“Change in Recommendation” shall have the meaning given such term in Section 6.6.

“Charter Documents” means, with respect to any business organization, any certificate of incorporation, or articles of incorporation and any bylaws, each as amended to date, that regulate the basic organization of the business organization and its internal relations.

“Closing” means the consummation of the Merger on the Effective Day at the main office of Center or at such other place as may be agreed upon by the Parties.

“Code” shall have the meaning given such term in the Recitals.

“Combination Cash Election” shall have the meaning given such term in Section 2.7(a).

“Combination Stock Election” shall have the meaning given such term in Section 2.7(a).

“Competing Transaction” shall have the meaning given such term in Section 6.11.

“Confidential Information” means all information exchanged heretofore or hereafter between Seller and its Affiliates and agents, on the one hand, and Center and its Affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, trade secrets, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/ projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participations purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and shareholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other Party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, “Confidential Information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipient or any of, its Affiliates, or any of their respective officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a non-confidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

“Consents” means every required consent, approval, absence of disapproval, waiver or authorization from, or notice to, or registration or filing with, any Person.

“DBF” means the Georgia Department of Banking and Finance.

“Disclosure Letter” means a disclosure letter from the Party making the disclosure and delivered to the other Party.

“DPC Property” means voting securities, other personal property and real property acquired by foreclosure or otherwise, in the ordinary course of collecting a debt previously contracted for in good faith, retained with the object of sale for any applicable statutory holding period, and recorded in the holder’s business records as such.

“D&O Insurance” shall have the meaning given such term in Section 5.6.

“Effective Day” means the day on which the Effective Time occurs.

“Effective Time” shall have the meaning given such term in Section 2.2.

“Election” shall have the meaning given such term in Section 2.7(a).

“Election Deadline” shall have the meaning given such term in Section 2.7(b).

“Election Form” shall have the meaning given such term in Section 2.7(a).

“Election Form Mailing Date” shall have the meaning given such term in Section 2.7(a).

“Encumbrances” means any option, pledge, security interest, lien, charge, encumbrance, mortgage, assessment, claim or restriction (whether on voting, disposition or otherwise), whether imposed by agreement, understanding, Rule or otherwise.

“Environmental Laws” shall have the meaning given such term in Section 4.22.

“Equity Securities” means capital stock or any options, rights, warrants or other rights to subscribe for or purchase capital stock, or any plans, contracts or commitments that are exercisable in such capital stock or that provide for the issuance of, or grant the right to acquire, or are convertible into, or exchangeable for, such capital stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Computershare Investor Services, formerly known as U.S. Stock Transfer Corporation, or such other financial institution appointed by Center to reflect the exchange contemplated by Section 2.5 hereof.

“Exchange Fund” shall have the meaning given such term in Section 2.5.

“Exchange Ratio” means 1.3971 of a share of Center Stock for a share of Seller Stock, determined by dividing the Per Share Cash Consideration by the average closing price per share of Center Stock for the thirty (30) calendar days ending with the Business Day immediately prior to the date hereof of $15.94 (the “Center Trading Price”); provided, that if the average closing price per share of Center Stock for the thirty (30) calendar days ending with the Business Day immediately prior to the Effective Day (the “Adjusted Trading Price”) varies from the Center Trading Price by fifteen percent (15%) or more, then the Exchange Ratio shall be adjusted as follows:

(a) If the Adjusted Trading Price is equal to or greater than $18.33 ($18.33 being the “Ceiling Price”), then the Exchange Ratio shall be equal to the quotient of the Per Share Cash Consideration divided by the Ceiling Price;

(b) If the Adjusted Trading Price is equal to or less than $13.55 ($13.55 being the “Floor Price”), then the Exchange Ratio shall be equal to the quotient of the Per Share Cash Consideration divided by the Floor Price; and

(c) If the Adjusted Trading Price is greater than the Floor Price and less than the Ceiling Price, the Exchange Ratio shall remain unchanged.

“Executive Officer” means with respect to any company a natural Person who participates or has the authority to participate (other than solely in the capacity of a director) in major policy making functions of the company, whether or not such Person has a title or is serving with salary or compensation and, in the case of Seller, shall mean Seller’s Chief Executive Officer, Chief Financial Officer (if such position is filled), Senior Vice President and Senior Loan Officer and Chief Operating Officer.

“FDIC” means the Federal Deposit Insurance Corporation.

“Financial Statements of Seller” means the audited financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Seller and the related opinions thereon for the years ended December 31, 2004, 2005 and 2006 and the unaudited statements of financial condition and statements of operations and cash flow of Seller for the six months ended June 30, 2007.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States of America.

“GBCC” shall mean the Georgia Business Corporation Code.

“Governmental Entity” means any court or tribunal in any jurisdiction within any United States federal, state, district, domestic, or other administrative agency, department, commission, board, bureau or other governmental authority or instrumentality.

“Hazardous Materials” shall have the meaning given such term in Section 4.22.

“Holder of Seller Stock” shall have the meaning given such term in Section 2.7(c).

“Immediate Family” shall mean a Person’s spouse, parents, in-laws, children and siblings.

“IRS” shall mean the Internal Revenue Service.

“Intellectual Property” shall have the meaning given such term in Section 4.26.

“Investment Securities” means any equity security or debt security as defined in Statement of Financial Accounting Standard No. 115.

“Knowledge” means: (a) with respect to the Seller, the actual of knowledge of Daniel Lee and Juan Lago after reasonable investigation; (b) with respect to the Seller, for purposes of Section 4.22, the actual knowledge of Daniel Lee and Juan Lago without the imposition of any duty of inquiry beyond that required in Seller’s lending policies; and (c) with respect to Center or CG Bank, the actual of knowledge of Jae Whan Yoo, Lonny Robinson and Jason Kim after reasonable investigation.

“Material Adverse Effect” means, with respect to any Party, any change, circumstance or effect, individually or in the aggregate, that is materially adverse (i) to the business, results of operations, prospects, or condition (financial or otherwise), of such Party and its Subsidiaries taken as a whole, other than any change, circumstance or effect relating to (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks generally, except to the extent such change disproportionately adversely affects such Party relative to other banking institutions, (B) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities, (C) actions or omissions required under or contemplated by this Agreement, or (D) changes, after the date hereof, in global or national or regional political conditions (including the outbreak of war or acts of terrorism) or in general or regional economic or market conditions affecting banks or their holding companies generally except to the extent that any such changes in general or regional economic or market conditions have a disproportionate adverse effect on such Party relative to other banking institutions, or (ii) to the ability of such Party to timely consummate the transactions contemplated by this Agreement.

“Material Personal Property” shall have the meaning set forth in Section 4.7.

“Measurement Date” shall have the meaning set forth in Section 8.2(i).

“Merger” shall have the meaning set forth in Section 2.1(a).

“Non-Competition Agreement” shall mean an agreement substantially in the form attached as Exhibit B.

“NPAs” shall mean (i) all loans (excluding the guaranteed portion of any loan that is partially guaranteed by the U.S. Small Business Administration) and leases (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on nonaccrual status, (C) where a reasonable doubt exists, in the reasonable judgment of Seller, as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loan is less than 90 days past due, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith or (F) that have been classified “Doubtful,” “Loss” or the equivalent thereof by any Governmental Entity, and (ii) all DPC Property.

“Operating Loss” shall have the meaning given such term in Section 4.21.

“Party” means Center or Seller.

“Per Share Cash Consideration” means $22.27, subject to adjustment as provided in Section 2.3(d).

“Permit” means any United States federal, foreign, state, local or other license, permit, franchise, and certificate of authority, order of approval necessary or appropriate under applicable Rules.

“Person” means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, Governmental Entity, statutorily or regulatory sanctioned unit or any other person or organization.

“Proxy Statement” means the proxy statement used to solicit proxies for the Seller Shareholders’ Meeting to approve the Merger.

“Related Group of Persons” means Affiliates, members of an Immediate Family or Persons the obligation of whom would be attributed to another Person pursuant to the regulations promulgated by the SEC.

“Required Stock Amount” shall have the meaning given such term in Section 2.7(c).

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants, and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

“Rule” means any statute or law or any judgment, decree, injunction, order, regulation or rule of any Governmental Entity.

“S-4” has the meaning set forth in Section 7.1.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 3.7.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning given such term in the introductory clause.

“Seller Benefit Arrangement” shall have the meaning given such term in Section 4.18.

“Seller Options” means the amount of Seller Stock Options outstanding at the Effective Time.

“Seller Property” shall have the meaning given such term in Section 4.22.

“Seller Scheduled Contracts” shall have the meaning given such term in Section 4.24.

“Seller Shareholders’ Meeting” shall have the meaning given such term in Section 7.1(a).

“Seller Shares” means the number of shares of Seller Stock outstanding at the Effective Time.

“Seller Stock” means the common stock, no par value of Seller.

“Seller Stock Option Plan” means Seller’s 2005 Stock Option Plan, as amended.

“Seller Stock Options” means the stock options issued pursuant to Seller Stock Option Plan and as listed on Seller’s Disclosure Letter pursuant to Section 4.2.

“Small Cash Election” shall have the meaning given such term in Section 2.7(d).

“Stock Election” shall have the meaning given such term in Section 2.7(a).

“Stock Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Subsidiary” means, as to any Person, a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

“Surviving Bank” means the CG Bank as the Georgia banking corporation surviving the Merger of Seller with and into CG Bank. CG Bank will change its name to First Intercontinental Bank in connection with the Merger.

“Tank” shall have the meaning given such term in Section 4.22.

“Third Party Consent” shall have the meaning given such term in Section 5.4(b).

“Undesignated Shares” shall have the meaning given such term in Section 2.7(a).

“Voting Agreement” shall mean an agreement substantially in the form attached as Exhibit C.

“Well” shall have the meaning given such term in Section 4.22.

ARTICLE 2

CONSUMMATION OF THE MERGER

2.1 The Merger; Plan of Reorganization.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, Seller will be merged with and into CG Bank (the “Merger”) and the separate corporate existence of Seller shall cease. CG Bank shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Bank”), and shall continue to exist as a Georgia banking corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. Pursuant to the Agreement of

Merger, the name of CG Bank shall be changed to First Intercontinental Bank at the Effective Time. All assets, rights, franchises, titles and interests of Seller in and to every type of property (real, personal and mixed, including all the right, title and interest to Seller’s names, trade names, service marks and the like) and chooses in action shall be transferred to and vested in Surviving Bank by virtue of the Merger without any deed or other transfer, and Surviving Bank, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Seller at the Effective Time. At the Effective Time, the Surviving Bank shall be liable for all liabilities of Seller, and all debts, liabilities, obligations and contracts of Seller, whether matured or unmatured, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Seller shall be those of Surviving Bank; and all rights of creditors or other obligees and all liens on property of Seller shall be preserved unimpaired.

(b) The Charter Documents of CG Bank as in effect immediately prior to the Effective Time shall continue in effect after the Merger until thereafter amended in accordance with applicable law, the members of the board of directors and the Executive Officers of CG Bank immediately prior to the Merger shall continue in their respective positions after the Merger and be the board of directors and Executive Officers of CG Bank and the operations of CG Bank shall continue in effect after the Merger, in each case subject to any changes contemplated by Section 2.9.

2.2 Effective Time. The Closing shall take place as soon as practicable following (i) the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3 and (ii) receipt of approval of all required Governmental Entities for the Merger and the expiration of all waiting periods required by Rule, or such other time and date as to which the Parties may agree. The Merger shall be effective upon the filing of the Agreement of Merger with the Georgia Secretary of State. Such time is referred to herein as the “Effective Time.”

2.3 Conversion of Shares. At the Effective Time and pursuant to the Agreement of Merger:

(a) Each outstanding share of Seller Stock shall, by virtue of the Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.7, either:

(1) an amount of Center Stock equal to the Exchange Ratio; or

(2) cash in the amount of the Per Share Cash Consideration.

(b) Each outstanding share of CG Bank Stock shall remain outstanding and shall not be converted or otherwise affected by the Merger.

(c) If, following the date of this Agreement and prior to the Effective Time, the outstanding shares of Center Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or a record date with respect to any of the foregoing shall occur during such period, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio to provide the holders of Seller Stock the same economic effect as contemplated by this Agreement prior to the consummation of such event.

(d) In the event the Accountants’ Letter shall determine that the total shareholders’ equity of Seller, calculated with the adjustments permitted under Section 8.2(i) is less than $22,500,000, the Per Share Cash Consideration shall be reduced by an amount equal to such shortfall divided by the number of Seller Shares outstanding at the Effective Time.

2.4 Certain Exceptions and Limitations. (A) No fractional shares of Center Stock shall be issued in the Merger and, in lieu thereof, each Holder of Seller Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Per Share Cash Consideration; and (B) any perfected dissenter’s shares shall receive the consideration provided for in Article 13 of the GBCC.

2.5 Exchange Procedures.

(a) As of the Effective Time, Center shall have deposited with the Exchange Agent for the benefit of the holders of shares of Seller Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Center Stock issuable pursuant to Section 2.3 and funds in an amount equal to the sum of (i) the product of (A) the difference between the Seller Shares and the Required Stock Amount, multiplied by (B) the Per Share Cash Consideration and (ii) the amount to be paid for fractional shares of Center Stock which would otherwise be issued in connection with Section 2.3 hereof, but for the operation of Section 2.4 of this Agreement (collectively, the “Exchange Fund”).

(b) Center shall direct the Exchange Agent to mail within five (5) Business Days following the Effective Day to each holder of record of certificates formerly representing shares of Seller Stock (the “Certificates”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), (ii) an Election Form (as hereinafter defined), and (iii) instructions for use in effecting the surrender of the Certificates. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Center, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided herein (subject to the provisions of Section 2.7), and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Seller Stock, the ownership of which is not registered in the records of Seller, the consideration provided herein will be paid if the Certificate representing such Seller Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect the transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection (g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration provided herein. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Seller Stock should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Center, such bond in form and substance and with surety reasonably satisfactory to Center, or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates, and thereafter shall be entitled to receive the consideration provided herein. No interest shall be paid on the Per Share Cash Consideration.

(c) No dividends or other distributions declared or made after the Effective Time with respect to Center Stock with a record date after the Effective Time shall be paid, nor any voting rights granted, to the holder of any unsurrendered Certificate who is to receive Center Stock pursuant to the provisions hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate by a holder receiving Center Stock pursuant to the provisions hereof, there shall be paid to the record holder of the certificates representing whole shares of Center Stock issued in exchange therefore, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Center Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Center Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Center Stock.

(d) As of the Effective Time, there shall be no further registration of transfers on the stock transfer books of Seller or Center of the shares of Seller Stock, which were outstanding immediately prior to the Effective Time.

(e) Any portion of the Exchange Fund which remains undistributed to the shareholders of Seller following the passage of six months after the Effective Time shall be delivered to Center, upon demand, and any shareholders of Seller who have not theretofore complied with this Section 2.5 shall thereafter look only to Center for payment of their claim for the consideration provided herein.

(f) Neither Center nor Seller shall be liable to any holder of shares of Seller Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Center Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Center Stock for the account of the Persons entitled thereto.

2.6 Non-Competition and Voting Agreements. Concurrently with the execution of this Agreement, Seller shall cause each of its directors, other than the Chief Executive Officer, to enter into a Non-Competition Agreement in the form attached hereto as Exhibit B, and each of its directors, including the Chief Executive Officer, to enter into a Voting Agreement in the form attached hereto as Exhibit C.

2.7 Election and Proration Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing Seller Stock shall pass only upon delivery of such Certificates to the Exchange Agent) in such form as Center and Seller shall mutually agree (“Election Form”) shall be mailed by the Exchange Agent no less than five (5) Business Days after the Effective Day (the “Election Form Mailing Date”) to each holder of record of Seller Stock as of the Effective Day. Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an “Election”) to receive either (i) Center Stock (a “Stock Election”) with respect to all of such holder’s Seller Stock, (ii) cash (a “Cash Election”) with respect to all of such holder’s Seller Stock, or (iii) a specified number of shares of Center Stock in respect of some of such holder’s Seller Shares (a “Combination Stock Election”) and a specified amount of cash in respect of such holder’s remaining Seller Shares (a “Combination Cash Election”), subject to the provisions contained in this Agreement. Any Seller Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form prior to the Election Deadline shall be deemed to be “Undesignated Shares” hereunder.

(b) Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. California time on or before the 30th day following the Election Form Mailing Date, or such later time and date as Center and Seller may mutually agree prior to the Effective Time (the “Election Deadline”). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Seller Stock covered by such Election Form and if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Seller Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Seller Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election Form is properly completed and made with respect to such shares on or before the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions made in good faith in determining such matters shall be binding and conclusive. Neither Center, Seller nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(c) For purposes of this Section 2.7, the following definitions shall apply:

(i) “Required Stock Amount” shall mean an amount equal to Forty percent (40%) of the Seller Shares.

(ii) “Holder of Seller Stock” shall mean a holder of Seller Shares as of the Effective Time.

(d) Center shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Seller Stock of rights to receive Center Stock or cash in the Merger as follows:

(i) If the conversion of shares of Seller Stock for which Cash Elections and Combination Cash Elections shall have effectively been made would result in Center Stock being issued for an amount of Seller Shares that is greater than the Required Stock Amount (which shall be determined for this purpose on the assumption that all Seller Shares [other than those for which Cash Elections or Combination Cash Elections have been made] would be entitled to receive Center Stock), then, to the extent necessary so that the number of Seller Shares being exchanged for Center Stock in the Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) shares of Seller Stock for which effective Cash Elections or Combination Cash Elections have been made shall be converted into the right to receive cash in an amount equal to the Per Share Cash Consideration;

(2) the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration;

(3) a stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the Required Stock Amount by (y) the total number of shares of Seller Stock with respect to which effective Stock Elections and Combination Stock Elections were made. Each Holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

(a) the number of shares of Center Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

(b) cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

(ii) If the conversion of the shares of Seller Stock for which Cash Elections and Combination Cash Elections shall have effectively been made would result in less than the Required Stock Amount of Seller Shares being exchanged for Center Stock (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Stock Elections or Combination Stock Elections have been made] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of Seller Shares to be exchanged for Center Stock in the Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) each Holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Center Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election;

(2) the Exchange Agent shall allocate the Undesignated Shares between those exchanged for cash and those exchanged for Center Stock as shall be necessary so that the Seller Shares to be exchanged in the Merger (including the Seller Shares for which a Stock Election or Combination Stock Election has been made) shall be equal to the Required Stock Amount. If all Undesignated

Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are still less than the Required Stock Amount, then;

(3) a cash proration factor (the “Cash Proration Factor”) shall be determined by dividing (x) the Required Stock Amount (less the Seller Shares for which an effective Stock Election and Combination Stock Election has been made, plus all the Undesignated Shares) by (y) the total number Seller Shares with respect to which effective Cash Elections and Combination Cash Elections were made (less the Seller Shares for which effective Small Cash Elections (as hereinafter defined) were made). Each Holder of Seller Stock who made an effective Cash Election, except for an effective Small Cash Election, or Combination Cash Election shall be entitled to:

(a) cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of Seller Shares covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor; and

(b) the number of shares of Center Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of Seller Shares covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor.

Holders of Seller Stock which made effective Small Cash Elections shall be entitled to receive cash in an amount equal to the Per Share Cash Consideration for each Seller Share covered by such Small Cash Election. “Small Cash Election” shall mean an effective Cash Election made for 100 or fewer shares of Seller Stock held of record by such holder. Any Combination Cash Election shall not be deemed to be a “Small Cash Election” even if the number of shares of Seller Stock for which cash is elected in such Combination Cash Election is for 100 or fewer shares.

(iii) If the aggregate number of shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made would result in a number of shares of Center Stock being issued that is equal to the Required Stock Amount,

(1) Seller Shares for which effective Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Center Stock equal to the product of the Exchange Ratio multiplied by the number of Seller Shares covered by such Stock Elections and Combination of Stock Elections;

(2) Seller Shares for which effective Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

(3) the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration.

(e) Center and Seller shall cooperate to prepare the calculations required by Section 2.7(d) as soon as practicable following the Election Deadline. Any calculation of a portion of a share of Center Stock shall be rounded to the nearest 1/100 of a share, and any cash payment shall be rounded to the nearest $0.0001.

2.8 Stock Options for Seller Stock

(a) As soon as practicable following the date of this Agreement, the Board of Directors of Seller (or, if appropriate, any committee thereof administering the Seller Stock Option Plan) shall adopt such resolutions or take such other actions, including the execution by each option holder of an agreement approved by Center, as may be required to adjust the terms of all outstanding Seller Stock Options, whether vested or unvested, as necessary to provide that the Seller Stock Options will become fully exercisable and may be exercised before the Effective Time, and, at the Effective Time, each Seller Stock Option outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive from Seller prior to the Effective Time, a single lump sum cash payment equal to (i) the difference between the Per Share Cash Consideration and the per share exercise price of the cancelled options, (ii) multiplied by the number of option shares so cancelled; and

(b) All amounts payable to holders of the Seller Stock Options pursuant to Section 2.8(a) shall be subject to any required withholding of taxes and shall be paid without interest as soon as practicable following the Effective Time.

2.9 Corporate Governance. Surviving Bank’s board of directors, at the Effective Time, will consist of the individuals appointed by Center and designated prior to the Effective Time, which shall include up to five (5) of the Seller’s current directors who shall agree to continue. The officers of Surviving Bank shall be appointed by the board of directors as of the Effective Time.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF CENTER

Except as set forth in Center’s Disclosure Letter, which identifies exceptions by specific section references (provided that any information set forth in any one section of the Center Disclosure Letter shall be deemed to apply to each other applicable section or subsection thereof if its relevance to the information called for in such section or subsection is reasonably apparent), Center represents and warrants to Seller as follows:

3.1 Incorporation, Standing and Power.

(a) Center has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of California, is registered as a bank holding company under the BHC Act, and, at the Effective Time, will be registered as a banking holding company with the DBF. Center has all requisite corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its businesses as presently conducted. Neither the scope of the business of Center nor the location of any of its properties requires that Center be licensed to do business in any jurisdiction other than California, except where the failure to be so licensed would not have a Material Adverse Effect.

(b) Center has full power and authority to execute and deliver, and to perform its obligations under, the Agreement.

3.2 Capitalization. As of the date of this Agreement, the authorized capital stock of Center consisted of 40,000,000 shares of Center Stock, of which 16,718,447 shares were outstanding and 10,000,000 shares of preferred stock, of which no shares are outstanding. 971,931 shares of Center Stock are reserved for issuance for outstanding options or warrants (the “Center Options”). All the outstanding shares of Center Stock are, and the Center Stock issued in exchange for Seller Shares pursuant to the Merger will be, duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except as set forth in Center’s Disclosure Letter, and for the Center Options, there are no Awards outstanding respecting Center.

3.3 Authority of Center. The execution and delivery by Center of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Center, and this Agreement is a valid and binding obligation of Center, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Neither the execution and delivery by Center of this Agreement, the consummation of the Merger or the transactions contemplated herein, nor compliance by Center with any of the provisions hereof, will: (a) violate any provision of its Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which it is a party, or by which Center or any of its respective properties or assets is bound, if in any such circumstances, such event could have a Material Adverse Effect; or (c) assuming that the Consents referred to in the following sentence are duly obtained, violate any Rule applicable to Center or any of its properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Center, and no Consent of any Person or shareholder approval, is required in connection with the execution and delivery by Center of this Agreement or the consummation by Center of the Merger and the transactions contemplated hereby, except (i) the approval of the Merger and the transactions contemplated hereby by Center as the sole shareholder of CG Bank; (ii) such Consents as may be required by Governmental Entities including, without limitation, the effectiveness of the S-4 and any Blue Sky permits and approvals; and (iii) as otherwise set forth in Center’s Disclosure Letter.

3.4 Available Funds. Immediately prior to the Effective Time, Center will have cash sufficient to pay or cause to be deposited cash into the Exchange Fund as required by Section 2.5.

3.5 CG Bank. On and as of immediately prior to the Effective Time,

(a) CG Bank is a Georgia banking corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and all of its outstanding capital stock is owned by Center. There are no outstanding options, warrants or other rights in or with respect to the unissued shares of CG Bank’s capital stock or any other securities convertible into such stock, and CG Bank is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock. CG Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Since the date of its incorporation, CG Bank has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) CG Bank has full power and authority (corporate and other) to execute and deliver, and to perform its obligations under, the Agreement of Merger. The execution, delivery and performance of the Agreement of Merger by CG Bank and the consummation of the transactions contemplated by the Agreement of Merger have been duly authorized by all necessary corporate or other action on the part of CG Bank and will not (A) violate any provision of its Charter Documents or any provision of any applicable Rule, or (B) require any Consent of any person or entity under, conflict with, terminate or result in a breach of or accelerate the performance required by any of the terms of, any contract or other agreement to which CG Bank is a party or by which it is bound, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) thereunder, which, in any such event, could have a Material Adverse Effect.

(c) CG Bank has duly executed and delivered the Agreement of Merger and it constitutes a valid, binding and enforceable obligation of CG Bank, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

3.6 Litigation. Except as set forth in Center’s Disclosure Letter, neither Center nor any Subsidiary of Center is a party to any pending or, to its Knowledge, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding which, in any event, is reasonably likely to have a Material Adverse Effect. There is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Center’s Knowledge is one threatened, against Center or any Subsidiary of Center, or against any of their respective directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Center or any Subsidiary of Center. There are no judgments, decrees, stipulations or orders against Center or any Subsidiary of Center enjoining them or any of their respective directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Center or Subsidiary of Center.

3.7 Compliance with Laws and Regulations; SEC Documents; Financial Statements; Reports.

(a) Neither Center nor any Subsidiary of Center is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over them or any agreement with any Governmental Entity, where such default or breach would have a Material Adverse Effect.

(b) No investigation or review by any Governmental Entity with respect to Center or any Subsidiary of Center is pending or, to the Knowledge of Center, threatened, nor has any Governmental Entity indicated in writing to Center or any Subsidiary of Center an intention to conduct the same, other than normal regulatory examinations and other investigations or reviews the outcome of which will not have a Material Adverse Effect on Center.

(c) Center has timely filed and made available to Seller all documents required to be filed by Center under the Exchange Act and Securities Act (the “SEC Documents”) since January 1, 2005, all of which: (i) at the time filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, and the rules and regulations thereunder, and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of Center is required to file any SEC Documents.

(d) Each of Center’s financial statements (including, in each case, any related notes) contained in the SEC Documents, including any SEC Documents filed after the date of this Agreement until the Effective Day, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Center and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

(e) Since January 1, 2005, Center and each of its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Entities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Rules. As of their respective date, each such report, statement and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.8 Regulatory Approvals. To the Knowledge of Center, Center has no reason to believe that it would not receive all required Consents from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

3.9 Licenses and Permits. Center has all licenses and permits that are necessary for the conduct of its businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not have a Material Adverse Effect. The properties and operations of Center and its Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

3.10 Brokers and Finders. Except as set forth in Center’s Disclosure Letter with copies of any such agreements attached, Center is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability by Center to any broker or finder.

3.11 Performance of Obligations. Center and each Subsidiary of Center has performed all of the material obligations required to be performed by it to date and is not in material default or breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To the Knowledge of Center, no party with whom Center or any Subsidiary of Center has an agreement that is material to their business is in material default thereunder.

3.12 Absence of Material Change. Since December 31, 2006, there has not occurred any event that has had or may reasonably be expected to have a Material Adverse Effect.

3.13 Absence of Adverse Agreements. Center is not subject to any judgment, order, decree or Rule of any court or other Governmental Entity or authority which may reasonably be anticipated to or in the future have a Materially Adverse Effect.

3.14 Disclosure. No representation or warranty contained herein, nor any information delivered or to be delivered by Center pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.15 S-4; Proxy Statement. The information to be supplied by Center for inclusion in the S-4 will not, at the time the S-4 is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by Center for inclusion in the Proxy Statement will not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to Seller’s shareholders, at the time of the Seller Shareholders’ Meeting and at the Effective Time, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact, omits to state any material fact necessary in order to make the statements made therein not false or misleading, or omits to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seller Shareholders’ Meeting that has become false or misleading. If, at any time prior to the Effective Time, any event relating to Center or any of its affiliates, officers or directors is discovered by Center that should be set forth in an amendment to the S-4 or a supplement to the Proxy Statement, Center will promptly inform Seller and such amendment or supplement will be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Seller. Notwithstanding the foregoing, Center makes no representation or warranty with respect to any information supplied by Seller that is contained in the S-4 or the Proxy Statement. The Proxy Statement and the S-4 will (with respect to Center) comply in all material respects as to form and substance with the requirements of the Exchange Act, the Securities Act, and the rules and regulations thereunder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in Seller’s Disclosure Letter, which identifies exceptions by specific section references (provided that any information set forth in any one section of the Seller Disclosure Letter shall be deemed to apply to each other applicable section or subsection thereof if its relevance to the information called for in such section or subsection is reasonably apparent), Seller represents and warrants to Center as follows:

4.1 Incorporation, Standing and Power. Seller has been duly incorporated and is validly existing as a banking corporation in good standing under the laws of the State of Georgia and is authorized by the DBF to conduct a general banking business. Seller’s deposits are insured by the FDIC in the manner and to the extent provided by law. Seller has all requisite corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its businesses as presently conducted. Neither the scope of the business of

Seller nor the location of any of its properties requires that Seller be licensed to do business in any jurisdiction other than in Georgia where the failure to be so licensed would have a Material Adverse Effect.

4.2 Capitalization. As of the date of this Agreement, the authorized capital stock of Seller consists of 10,000,000 shares of Seller Stock, of which 2,765,481 shares are outstanding. All the outstanding shares of Seller Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except as set forth in Seller’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Seller Stock or any other securities convertible into such stock, and Seller is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock. Seller’s Disclosure Letter sets forth a list (i) of all Seller Stock Options, including the name of the optionee, the number of shares of Seller Stock to be issued pursuant to the option and the exercise price of the option and (ii) for each other Award of Seller, the name of the grantee or holder, the date of the grant and the number of shares of Seller Stock subject to such Award.

4.3 Subsidiaries. The Seller’s Disclosure Letter sets forth each of the Seller’s Subsidiaries, if any, and the ownership interest of the Seller in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Seller have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Seller authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights. Other than the Subsidiaries of the Seller, the Seller does not beneficially own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

4.4 Financial Statements. Seller has previously furnished to Center a copy of the Financial Statements of Seller. The Financial Statements of Seller: (a) fairly present in all material respects the financial condition of Seller as of the respective dates indicated and results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP (other than, with respect to unaudited financial statements, for the absence of notes thereto and year-end adjustments). The books and records of Seller are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Seller, (ii) of liabilities incurred since December 31, 2006 in the ordinary course of business and consistent with past practice and (iii) liabilities incurred in connection with the transactions contemplated in this Agreement, Seller has no liabilities, whether absolute, accrued, contingent or otherwise.

4.5 Authority of Seller. The execution and delivery by Seller of this Agreement and, subject to the requisite approval of the shareholders of Seller, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Seller’s Disclosure Letter, neither the execution and delivery by Seller of this Agreement, the consummation of the Merger or the transactions contemplated herein, nor compliance by Seller with any of the provisions hereof, will: (a) violate any provision of Seller’s Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Seller is a party, or by which Seller or any of Seller’s properties or assets is bound, if in any such circumstances, such event could have a Material Adverse Effect; or (c) assuming that the Consents referred to in the following sentence are duly obtained, violate any Rule applicable to Seller or any of Seller’s properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Seller, and no Consent of any Person, is required in connection with the execution and delivery by Seller of this Agreement or the consummation by Seller of the Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the shareholders of Seller; (ii) such Consents as may be required by Governmental Entities including, without limitation, the effectiveness of the S-4 and any Blue Sky permits and approvals; and (iii) as otherwise set forth in Seller’s Disclosure Letter.

4.6 Insurance. Seller has policies of insurance and bonds covering its assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for its business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Seller’s Disclosure Letter, Seller has not received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Seller’s Disclosure Letter, Seller is not in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Seller’s Disclosure Letter sets forth a list of all policies of insurance carried and owned by Seller, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Seller is sufficient for compliance by Seller with all material requirements of law and regulations and agreements to which Seller is subject or is a party and, except as set forth in Seller’s Disclosure Letter, will be in effect immediately after the Effective Time.

4.7 Title to and Condition of Assets. Seller’s Disclosure Letter sets forth a summary of all items of personal property and equipment with a net book value of $50,000 or more, or having an annual lease payment of $10,000 or more, owned or leased by Seller (the “Material Personal Property”). Seller has good and valid title to all Material Personal Property and equipment owned by it, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Seller; (b) Encumbrances for current taxes not yet due; (c) Encumbrances that, to the Knowledge of Seller, (i) do not materially detract from the value, and (ii) do not materially interfere with present use, of the property subject thereto or affected thereby, and (d) as set forth in Seller’s Disclosure Letter. To the Knowledge of Seller, all such Material Personal Property and equipment used by Seller are in good operating condition and repair (subject to normal wear and tear), suitable for the purposes for which they are currently utilized, and comply with all applicable Rules related thereto.

4.8 Real Estate. Seller’s Disclosure Letter sets forth a list of all real property, including leaseholds, owned by Seller, together with (i) a description of the locations thereof, (ii) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Seller is a party, and (iii) a description of each contract for the purchase, sale or development of real estate to which Seller is a party. Seller has good and valid title to the owned real property, and valid leasehold interests in such leaseholds, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or subleases in such matters that are reflected in the lease; (b) Encumbrances for current taxes not yet due and payable; (c) Encumbrances that, to the Knowledge of Seller, (i) do not materially detract from the value and (ii) do not materially interfere with present use, of the property subject thereto or affected thereby; and (d) as set forth in Seller’s Disclosure Letter. Seller, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by Seller, and, to the Knowledge of Seller, there has not occurred under any such lease any breach, violation or default which would result in a Material Adverse Effect. Except as set forth in Seller’s Disclosure Letter and except with respect to deductibles under insurance policies set forth in Seller’s Disclosure Letter, since December 31, 2005, Seller has not experienced any material uninsured damage or destruction with respect to the properties identified in Seller’s Disclosure Letter. Seller has quiet enjoyment of the real property it occupies under leases and, to the Knowledge of Seller, all leases to which Seller is a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. To the Knowledge of the Seller, Seller is not in material default with respect to any such lease, and to its Knowledge no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Seller’s Disclosure Letter.

4.9 Litigation. Except as set forth in Seller’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Seller’s Knowledge is one threatened, against Seller, or against any of its directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Seller. There are no judgments, decrees, stipulations or orders against Seller enjoining it or any of their directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Seller. To the Knowledge of Seller, except as set forth in Seller’s Disclosure Letter, Seller is not a party to any pending or threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding which, in any event, is reasonably likely to have a Material Adverse Effect.

4.10 Taxes. Except as set forth in Seller’s Disclosure Letter, Seller has filed all federal and foreign income tax returns, all material state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by Seller and has paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Seller’s Disclosure Letter, Seller has filed all required payroll tax returns, has fulfilled all tax withholding obligations and has paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Seller in connection with the tax returns described in the preceding sentences were asserted in good faith. Adequate provision has been made in the books and records of Seller and, to the extent required by GAAP, reflected in the Financial Statements of Seller, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Seller’s Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Seller and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Seller; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Seller and lists each tax case of Seller currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent’s report issued to Seller within the last twelve (12) months. Except as set forth in Seller’s Disclosure Letter, to the Knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Seller. To the Knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Seller’s Disclosure Letter. Seller is not a party to any tax sharing, tax indemnity or other agreement with respect to taxes with any person under which Seller will have any continuing rights or obligations following the Closing. Seller is not, nor has it ever been, a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time during the applicable period referred to in Code Section 897(c)(1)(A)(ii). Seller has not participated in a transaction that is one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Section 6707A(c)(2) of the Code. Seller has not (i) agreed to and is not required to make any adjustment under Section 481 of the Code that will require an adjustment to taxable income for any period following the Closing, (ii) received written notification that the Internal Revenue Service is proposing any such adjustment, or (iii) filed an application that is still pending with the Internal Revenue Service requesting permission for any changes in methods of accounting.

4.11 Compliance with Laws and Regulations.

(a) Neither Seller nor any Subsidiary of Seller is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it, where such default or breach would have a Material Adverse Effect.

(b) No investigation or review by any Governmental Entity with respect to Seller or any Subsidiary of Seller is pending or, to the Knowledge of Seller, threatened, nor has any Governmental Entity indicated in writing to Seller or any Subsidiary of Seller an intention to conduct the same, other than normal regulatory examinations and other investigations or reviews the outcome of which will not have a Material Adverse Effect on Seller.

4.12 Performance of Obligations. Seller and each Subsidiary of Seller has performed all of the material obligations required to be performed by it to date and is not in material default or breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Seller’s Knowledge, no party with whom it or any Subsidiary of Seller has an agreement that is material to its business is in material default thereunder.

4.13 Employees. There are no controversies pending or to Seller’s Knowledge, threatened between Seller and any of its employees that are likely to have a Material Adverse Effect. Seller is not a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

4.14 Brokers and Finders. Except as provided in Seller’s Disclosure Letter with copies of any such agreements attached, Seller is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and, except as provided in Seller’s Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

4.15 Absence of Material Change. Since December 31, 2006, the business of Seller has been conducted in all material respects only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Seller’s Disclosure Letter, there has not occurred since December 31, 2006 any event that has had or may reasonably be expected to have a Material Adverse Effect.

4.16 Licenses and Permits. Seller has all licenses and permits necessary for the conduct of its business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not have a Material Adverse Effect. The properties and operations of Seller and its Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

4.17 Undisclosed Liabilities. Except for those liabilities that are disclosed or fully reserved against in the Financial Statements of Seller and for liabilities incurred in the ordinary course of business consistent in nature and amount with past practice in prior periods, since December 31, 2006, Seller has not incurred any liability that, either individually or in the aggregate, has had or is reasonably like to have a Material Adverse Effect.

4.18 Employee Benefit Plans.

(a) Except as set forth in Seller’s Disclosure Letter, Seller does not have any “employee benefit plan,” as defined in Section 3(3) of ERISA, any “multiemployer plan” as defined in Section 3(37) of ERISA, any “defined benefit pension plan” within the meaning of Section 3(35) of ERISA and Seller has never sponsored or maintained any such multiemployer plan or defined benefit pension plan.

(b) Seller’s Disclosure Letter sets forth copies and descriptions of each Benefit Arrangement maintained or otherwise contributed to by Seller (such plans and arrangements being collectively referred to herein as “Seller Benefit Arrangements”). Except as set forth in Seller’s Disclosure Letter, there has been no material amendment thereof or increase in the cost thereof or benefits payable thereunder since December 31, 2006. Except as set forth in Seller’s Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any Executive Officer or other executive at the level of Senior Vice President or above of Seller since December 31, 2006, nor any employment, severance or similar contract entered into with any such Person, nor any amendment to any such contract, since December 31,

2006. Except as set forth in Seller’s Disclosure Letter, there is no contract, agreement or Benefit Arrangement covering any employee of Seller which individually or collectively could give rise to the payment of any amount which would constitute an “excess parachute payment,” as such term is defined in Section 280(G) of the Code.

(c) Except as set forth in Seller’s Disclosure Letter, with respect to all Seller Benefit Arrangements, Seller is in substantial compliance (other than noncompliance the cost or liability for which is not material) with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, applicable to such plans or arrangements.

(d) Except as set forth in Seller’s Disclosure Letter, each Seller Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Seller within a period of 30 days following the Effective Time of the Merger, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination.

(e) Except as set forth on Seller’s Disclosure Letter, there are no Seller Benefit Arrangements as to which Seller, Surviving Bank or Center will be required to make any contribution or to make any other payments, whether on behalf of any of the current employees, directors or officers of Seller or on behalf of any other person after the Closing. Seller has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Arrangement, or to modify or change any existing Seller Benefit Arrangement.

(f) Except as set forth in Seller’s Disclosure Letter, none of the Seller Benefit Arrangements nor any trust created thereunder has an “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived. Furthermore, to Seller’s Knowledge, Seller has no unfunded liability under ERISA in respect of any of the Seller Benefit Arrangements. Seller has made timely all material contributions and paid all material amounts due and owing under all of the Seller Benefit Arrangements. Each of the Seller Benefit Arrangements that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter that it is so qualified from the Internal Revenue Service. All amendments required to bring all of the Seller Benefit Arrangements into conformity with all of the applicable provisions of ERISA, the Code, COBRA, HIPAA and all other applicable laws have been made. All contributions required to be made to each of the Seller Benefit Arrangements under the terms of the Seller Benefit Arrangements, ERISA, the Code or any other applicable laws have been timely made. The Financial Statements properly reflect all amounts required under GAAP to be accrued as liabilities to date under each of the Seller Benefit Arrangements.

(g) Except as set forth in Seller’s Disclosure Letter, to Seller’s Knowledge there has not occurred and there does not exist (i) any pending litigation or controversy against any of the Seller Benefit Arrangements or against Seller as the “Employer” or “Sponsor” under the Seller Benefit Arrangements or against the trustee, fiduciaries or administrators of any of the Benefit Arrangements or (ii) any pending or, to Seller’s Knowledge, threatened investigation, proceeding, lawsuit, dispute, action or controversies involving any of the Seller Benefit Arrangements, the administrator or trustee of any of the Benefit Arrangements with any of the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation, any participant in the Benefit Arrangements, any service provider to any of the Benefit Arrangements or any other person whatsoever.

(h) Except as set forth in Seller’s Disclosure Letter, Seller has not used the services of (i) workers who have been provided by a third party contract labor supplier for more than six months or, to Seller’s Knowledge, who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or, to Seller’s Knowledge, to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension benefit Guaranty Corporation or any other governmental entity; (ii) temporary employees who have worked for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an

extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (iii) individuals who have provided services to Seller as independent contractors for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; or (iv) leased employees, as that term is defined in section 414(n) of the Code.

(i) Except as set forth in Seller’s Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any individual’s termination of employment) constitute an event under any Seller Benefit Arrangements that will result in (A) other than with respect to Seller’s Stock Options, any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of Seller or any member of Seller’s “controlled group” for purposes of the Code and (B) any payment, vesting of benefits or compensation or provision of benefits or compensation which could be characterized as or deemed to be a “parachute payment”, within the meaning of Code Section 280G(b)(2). There are no Seller Benefit Arrangements that require Seller (or any member of its controlled group) to compensate any employee, former employee or any person providing services to Seller (or any member of its controlled group) for excise taxes paid pursuant to Code Section 4999 or for liability such employee, former employee or service provider incurs pursuant to Code Section 409A.

4.19 Accounting Records and Internal Controls.

(a) Seller maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Seller which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

(b) Seller’s internal controls are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and (i) include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Seller, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Seller are being made only in accordance with authorizations of management and directors of Seller, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Seller’s assets that could have a material effect on its financial statements.

(c) Set forth in Seller’s Disclosure Letter is (i) a summary of any such disclosure made by management to Seller’s auditors and audit committee since January 1, 2005 and (ii) any material communication since January 1, 2005 made by management or Seller’s auditors to the audit committee required or contemplated by the audit committee’s charter that impact Seller. Since January 1, 2005, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Seller employees regarding questionable accounting or auditing matters, have been received by Seller. Set forth in Seller’s Disclosure Letter is a summary of all material complaints or concerns relating to other matters made since January 1, 2005 through Seller’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations that impact upon the business of Seller.

4.20 Loan Portfolio. Seller’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Seller of $10,000 or more that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Seller as to which any payment of principal, interest or any other amount is 30 days or more past due. Seller’s allowance for loan losses is and will be at the Effective Time in accordance (i) with its existing methodology for determining the adequacy of its allowance for loan losses, (ii) with GAAP in all materials respects, and (iii) with all applicable regulatory requirements of any Governmental Entity.

4.21 Operating Losses. Seller’s Disclosure Letter sets forth any Operating Loss or irreconcilable difference in excess of $10,000, which has occurred at Seller during the period after December 31, 2006. To Seller’s Knowledge, no action has been taken or omitted to be taken by an employee of Seller that has resulted in the incurrence by Seller of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2006, which, net of any insurance proceeds payable in respect thereof, would exceed $10,000. “Operating Loss” means any loss resulting from cash shortages, lost or misposted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines or other similar acts or occurrences.

4.22 Environmental Matters. Except as set forth in Seller’s Disclosure Letter, to Seller’s Knowledge, (i) Seller is in compliance with all Environmental Laws for which the noncompliance with which, or the presence of which, would have a Material Adverse Effect; (ii) there are no Tanks which have been utilized for Hazardous Materials or Wells on or about any Seller Property; (iii) there are no Hazardous Materials contamination on, below or above the surface of, or migrating to or from Seller Property; (iv) Seller does not have loans outstanding secured by real property that is not in compliance with Environmental Laws, for which the noncompliance with which, or the presence of which, would have a Material Adverse Effect, or which has a leaking Tank containing Hazardous Materials or upon which there is Hazardous Materials contamination on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the Knowledge of Seller, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Seller or concerning property securing Seller’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Seller Property, or property securing Seller loans, relating to the foregoing representations (i)—(iv), in any case for which the noncompliance with which, or the presence of which would have a Material Adverse Effect. “Seller Property” shall mean real estate currently owned, leased, or otherwise used by Seller, or in which it has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Seller its capacity as a trustee or otherwise. For purposes of this Agreement, the term “Environmental Laws” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of applicable Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders Rules relating to the protection of human health or the environment with jurisdiction over Seller, including, without limitation: all requirements, including, but not limited to, those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminates, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature. “Tank” shall mean treatment or storage tanks or sumps and associated piping conveyance devices. “Well” shall mean water, gas or oil wells and associated piping conveyance devices. “Hazardous Materials” shall mean any substance the presence of which requires investigation or remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy or common law, or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including without limitation, the Comprehensive Environmental Response; Compensation and Liability Act (42 USC 9601, et seq.); the Resource Conservation and Recovery Act (42 USC 6901, et seq.); the Clean Air Act, as amended (42 USC 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 USC 1251, et seq.); the Toxic Substances Control Act, as amended (15 USC 2601, et seq.); the Occupational Safety and Health Act, as amended (29 USC 65); the Emergency Planning and Community Right-to-Know Act of 1986 (42 USC 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 USC 801, et seq.); the Safe Drinking Water Act (42 USC 300f, et seq.); and all comparable applicable state and local laws; laws of other applicable jurisdictions or orders and regulations. For purposes of this Section only, “Knowledge” shall mean the actual knowledge of Seller without the imposition of any duty of inquiry beyond that required in Seller’s lending policies.

4.23 Community Reinvestment Act. Seller received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Seller has not been advised in writing of any non-compliance by Seller with the Community Reinvestment Act by any Governmental Entity.

4.24 Material Contracts. Except as set forth in Seller’s Disclosure Letter (all items listed or required to be listed in Seller’s Disclosure Letter as a result of this Section being referred to herein as “Seller Scheduled Contracts”), Seller is not a party or otherwise subject to:

(a) any employment agreement (other than employment agreements terminable by Seller on not more than 30 days’ notice without penalty and which will not in any respect be affected by a change of control of Seller) with, or any agreement or arrangement that contains any severance pay or post-employment liabilities or obligations (other than as required by law) to, any current or former director, officer or employee of Seller;

(b) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract providing for annual payments by or to Seller in excess of $10,000 per annum;

(c) any contract or agreement that would restrict Center or CG Bank after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person;

(d) any collective bargaining agreement or other such contract or agreement with any labor organization;

(e) any lease of real or personal property providing for annual lease payments by or to Seller in excess of $50,000 per annum other than financing leases entered into in the ordinary course of business in which Seller is lessor and leases of real property presently used by Seller as banking offices.

(f) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Seller (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Seller’s business) in personal property having a value of $50,000 or more;

(g) any stock purchase, Stock Option, Award, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Seller;

(h) any agreement to acquire equipment or any commitment to make capital expenditures of $25,000 or more;

(i) any agreement for the sale of any property or assets in which Seller has an ownership interest (other than a mortgage or other security interest) or for the grant of any preferential right to purchase any such property or asset;

(j) any agreement for the borrowing by the Seller of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Seller);

(k) any guarantee or indemnification obligation which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business and customary agreements with vendors providing goods or services to Seller;

(l) any supply, maintenance or landscape contracts not terminable by Seller without penalty on 30 days or less notice and which provides for payments in excess of $10,000 per annum;

(m) any agreement disclosed pursuant to this Section 4.24 which would be terminable other than by Seller as a result of the consummation of the transactions contemplated by this Agreement;

(n) any contract of participation with any other bank in any loan entered into by Seller subsequent to December 31, 2006 in excess of $25,000, or any sales of assets of Seller with recourse of any kind to Seller, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(o) any other agreement of any other kind, including for data processing and similar services, which, to Seller’s Knowledge, involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $10,000 per annum or more to or by Seller other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit to the Seller’s customers in the ordinary course of Seller’s business;

(p) any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the DBF, the FDIC or any other Governmental Entity;

(q) any agreement, arrangement or understanding relating to the election or retention in office of any present or former director, officer or employee of Seller; or

(r) any exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or any securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives.”

True copies of all Seller Scheduled Contracts, including all amendments and supplements thereto, are attached to Seller’s Disclosure Letter.

4.25 Regulatory Approvals. To the Knowledge of Seller, except as described in Seller’s Disclosure Letter, Seller has no reason to believe that all required Consents from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement would not be received without the imposition of a materially burdensome condition in connection with the approval of any such application.

4.26 Intellectual Property. Except as set forth in Seller’s Disclosure Letter, Seller owns or is licensed or otherwise entitled to use all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its business (the “Intellectual Property”). The use of any Intellectual Property by Seller does not, to Seller’s Knowledge, infringe on or otherwise violate the rights of any person and is used in all material respects in accordance with any applicable license pursuant to which Seller acquired the right to use any Intellectual Property. To Seller’s Knowledge, no person is challenging, infringing on or otherwise violating any right of Seller with respect to any material Intellectual Property owned by Seller. Seller has not received any written notice of any pending claim with respect to any Intellectual Property used by Seller.

4.27 Bank Secrecy Act. Except as set forth in Seller’s Disclosure Letter, Seller has not been advised of any supervisory concerns regarding its compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.28 Absence of Adverse Agreements. Seller is not subject to any judgment, order, decree or Rule of any court or other Governmental Entity or authority which now or in the future may have a Materially Adverse Effect.

4.29 Disclosure. Neither the Seller Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Seller pursuant to this Agreement (including in the Proxy Statement), contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.30 S-4; Proxy Statement. The information to be supplied by Seller for inclusion in the S-4 will not, at the time the S-4 is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by Seller for inclusion in the Proxy Statement will not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to Seller’s shareholders, at the time of the Seller Shareholders’ Meeting and at the Effective Time, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact, omits to state any material fact necessary in order to make the statements made therein not false or misleading, or omits to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seller Shareholders’ Meeting that has become false or misleading. If at any time prior to the Effective Time, any event relating to Seller or any of its affiliates, officers or directors is discovered by Seller that should be set forth in an amendment to the S-4 or a supplement to the Proxy Statement, Seller will promptly inform Center, and such amendment or supplement will be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Seller. Notwithstanding the foregoing, Seller makes no representation or warranty with respect to any information supplied by Center that is contained in the S-4 or the Proxy Statement. The Proxy Statement will (with respect to Seller) comply in all material respects as to form and substance with the requirements of the DBF and Exchange Act and the rules and regulations thereunder.

4.31 Anti-takeover Provisions Inapplicable. No “business combination,” “moratorium,” “control share” or other state antitakeover statute or regulation, (i) applies to the Merger or the Voting Agreements, (ii) prohibits or restricts the ability of Seller to perform its obligations under this Agreement or the ability of Seller to consummate the Merger, (iii) would have the effect of invalidating or voiding this Agreement and the Voting Agreements, or any provision hereof or thereof, or (iv) would subject Center to any material impediment or condition in connection with the exercise of any of its rights under this Agreement with respect to the Merger or any of the Voting Agreements.

ARTICLE 5

AGREEMENTS WITH RESPECT TO CONDUCT OF

CENTER AFTER THE DATE HEREOF

Center covenants and agrees with Seller, from the date hereof, to the Effective Day, as follows:

5.1 Material Adverse Effect. Center will promptly notify Seller (i) of any event of which Center obtains Knowledge which may have a Material Adverse Effect on Center; (ii) in the event Center determines that it is possible that the conditions to the performance of Seller set forth in Sections 8.1 and 8.3 will not be satisfied, or (iii) of the scheduling or commencement of any examination or audit by a Governmental Entity.

5.2 Disclosure Letter. Promptly in the case of material matters, and, as to all other matters, not less than five (5) Business Days prior to the Effective Day, Center shall amend or supplement the Center Disclosure Letter provided for herein pertaining to Center as necessary so that the information contained therein accurately reflects the then current status of Center and shall transmit copies of such amendments or supplements to Seller in accordance with Section 11.12 of this Agreement. Such update of the Center Disclosure Letter shall not in any way affect the representations and warranties set forth in Article 3.

5.3 CG Bank. Prior to the Effective Time, Center will take all necessary action to cause (i) CG Bank to be organized, (ii) CG Bank to become a wholly-owned subsidiary of Center, (iii) the board of directors and shareholder of CG Bank to approve the transactions contemplated by this Agreement, and (iv) CG Bank to take all actions reasonably deemed by Center to be necessary or appropriate, in order to cause the Merger to be consummated on the terms and subject to the conditions provided in this Agreement.

5.4 Consents and Approvals.

(a) Center will cooperate with Seller in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the transactions contemplated in this Agreement. Center’s cooperation hereunder shall include, but not be limited to, providing all information concerning Center as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that the Consent of a third party (“Third Party Consent”) with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Center that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Center shall use its commercially reasonable efforts to obtain such Consent prior to the Effective Time.

(c) Center shall promptly take action necessary to obtain all Consents that are required in connection with the consummation by Center of the Merger and the transactions contemplated hereby, including (i) such Consents as may be required by Governmental Entities, and (ii) the effectiveness of the S-4 and any Blue Sky permits and approvals.

5.5 Compliance with Rules. Center shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Center.

5.6 Directors’ and Officers’ Indemnification.

(a) Center agrees to indemnify current and former directors or officers of Seller to the same extent that such directors or officers are entitled to indemnification as of the date of this Agreement under Seller’s Charter Documents to the full extent permitted under applicable law for a period of four (4) years from the Effective Time, provided that in the event that any claim is asserted or made relating to such current or former director or officer within such four-year period, the right to indemnification in respect of such claim shall continue until the disposition of such claim. The provisions of this Section 5.6 are specifically for the benefit of those present and former directors and officers entitled to indemnification as of the date of this Agreement under Seller’s Charter Documents.

(b) Center shall maintain Seller’s existing directors’ and officers’ liability insurance (the “D&O Insurance”) covering persons who are currently covered by Seller’s D&O Insurance by purchasing a tail insurance policy covering a period of four (4) years after the Effective Time on terms no less favorable than those in effect on the date hereof and shall at the Effective Time, either pay or direct Seller to pay, for the entire premium associated with the tail policy for the four (4) year period and provide evidence of such extension of coverage to Seller; provided, however, that Center may substitute therefor a tail insurance policy from a reasonably comparable insurer providing substantially comparable coverage and containing terms and conditions no less favorable than those in effect on the date hereof. Seller agrees to permit Center to obtain such coverage through Center’s designated insurance broker and to cooperate with Center in such regard.

(c) In the event that Center or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Center shall assume the obligations set forth in this Section 5.6.

5.7 Center Stock. Center shall use its best efforts to cause the Center Stock issued in connection with the Merger to be listed on the NASDAQ Global Market.

ARTICLE 6

AGREEMENTS WITH RESPECT TO

CONDUCT OF SELLER AFTER THE DATE HEREOF

Seller covenants and agrees with Center, from the date hereof to the Effective Day, as follows:

6.1 Access

(a) Seller will authorize and permit Center, its representatives, accountants and counsel, to have reasonable access during normal business hours, in such manner as will not unreasonably interfere with the conduct of the businesses of Seller, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Center may reasonably request. Seller shall permit Center, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Seller with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, Center reasonably considers as necessary for the purposes of familiarizing itself with the businesses and operations of Seller, obtaining any necessary orders, Consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity. Seller will cause its auditors to make available to Center, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Seller as may be requested by Center in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, Seller shall not be required to provide access to or to disclose information relating to the transactions contemplated by this Agreement or the obligations of Seller under this Agreement or where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule.

(b) A representative of Center shall be invited by Seller to attend all regular and special board of directors and committee meetings of Seller from the date all applications for Consents from the FRB, FDIC and DBF required in connection with the Merger have been filed with such Governmental Entities and the S-4 has been filed with the SEC and until the Effective Time. Seller shall inform Center of all such board meetings at least four (4) Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Center shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of Seller under this Agreement or where such attendance would jeopardize Seller’s attorney-client privilege.

6.2 Material Adverse Effect; Reports; Financial Statements; Filings.

(a) Seller will promptly notify Center (i) of any event of which Seller obtains Knowledge which may have a Material Adverse Effect; (ii) in the event Seller determines that it is possible that the conditions to the performance of Center set forth in Sections 8.1 and 8.2 will not be satisfied; (iii) of any event, development or circumstance other than the transactions contemplated by this Agreement that, to Seller’s Knowledge, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Seller of the services of any Executive Officer or other employee at the Senior Vice President level or above; or (iii) of the scheduling or commencement of any examination or audit by a Governmental Entity.

(b) Seller will furnish to Center, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within five (5) Business Days after it is prepared or becomes available to Seller, (i) a copy of any report submitted to the board of directors of Seller and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Seller need not furnish Center any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Seller under this Agreement; (ii) monthly and quarterly unaudited balance sheets and statements of operations, and changes in shareholders’ equity for Seller; and (iii) as soon as available, all letters and written communications sent by Seller to its shareholders and all reports filed by Seller with the DBF, FDIC and any other Person; and (iv) such other reports as Center may reasonably request relating to Seller and the FDIC.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Seller, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP.

6.3 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of applicable Rules and regulations generally applicable to banks or Seller specifically, Seller shall not, without prior written Consent of Center (which Consent shall not be unreasonably withheld and which Consent [except with respect to subparagraph (29) of this Section 6.3(a)] shall be deemed granted if within five (5) Business Days of receipt by the officers of Center listed on Schedule 6.3 of written notice of a request for prior written Consent, written notice of objection is not received by Seller):

(1) amend, modify, terminate or fail to renew or preserve its material Permits;

(2) amend or modify in any material respect, or, except as they may expire in accordance with their terms, terminate any Seller Scheduled Contract or any other material contract or agreement to which Seller is a party, or materially default in the performance of any of its obligations under any such contract or agreement;

(3) enter into any agreement or contract that would be required to be included as a Seller Scheduled Contract providing for payments in excess of $25,000 per annum;

(4) terminate or unilaterally fail to renew any existing insurance coverage or bonds;

(5) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit, to any director, officer, employee or shareholder holding 5% or more of the outstanding shares of Seller Stock;

(6) grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary, bonus or employee benefits of any non-exempt employee or agent except in the ordinary course of business and consistent with past practice or established practices; or pay any severance or similar payment to any Person other than pursuant to an agreement disclosed in the Seller Disclosure Letter;

(7) grant any promotion or any increase in the rate of pay to any employee or pursuant to any profit sharing plan or increase in any employee benefits or pay any bonus, severance or similar payment to any employee except in the ordinary course of business and consistent with past practice or established practices or pay any severance or similar payment to any Person other than pursuant to an agreement disclosed in the Seller Disclosure Letter;

(8) sell, transfer, mortgage, encumber or otherwise dispose of any assets (other than loans) or release or waive any claim, except in the ordinary course of business or as required by law or any existing contract or for ordinary repairs, renewals or replacements or as contemplated in this Agreement, or sell, transfer, mortgage, encumber or otherwise dispose of any loans other than pledges to secure short-term borrowings otherwise permitted hereunder;

(9) except for the exercise of Seller Stock Options outstanding on the date hereof, issue, sell, or grant any Equity Securities of Seller, any Award, any other securities (including long term debt), or any rights, options or securities to acquire any stock of Seller Stock, or any Equity Securities of Seller, or any other securities (including long term debt) of Seller;

(10) declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the shareholders of Seller, or split, combine or reclassify any shares of its capital stock or other Equity Securities;

(11) purchase, redeem or otherwise acquire any Equity Securities, or other securities of Seller or any rights, options, or securities to acquire any Equity Securities of Seller, except as required by any contract disclosed on the Seller Disclosure Letter;

(12) amend or modify its Charter Documents;

(13) materially amend its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect as of the date hereof;

(14) make any capital expenditures, or commitments with respect thereto, in excess of $25,000;

(15) make extraordinary payments to any Person other than as contemplated, or as disclosed, in this Agreement;

(16) make any investment by purchase of stock or securities (including an Investment Security), contributions to capital, property transfers or otherwise in any other Person, except for federal funds or obligations of the United States Treasury, or in the ordinary course of business and consistent with past or established practices;

(17) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Center in writing; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

(18) enter into or consent to any new employment agreement or other Benefit Arrangement, or amend or modify any employment agreement or other Seller Benefit Arrangement in effect on the date of this Agreement to which Seller is a party or bound;

(19) grant any Person a power of attorney or similar authority except in accordance with a written policy previously disclosed to Center;

(20) agree or make any commitment to take any actions prohibited by this Section 6.3;

(21) materially modify any of Seller’s basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Seller’s business or operations, except such changes as may be required in the opinion of management to respond to economic or market conditions or as may be required by any Governmental Entity;

(22) knowingly take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Seller’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions as set forth in Article 8 herein not being satisfied;

(23) reclassify any Investment Security from hold-to-maturity or available for sale to trading;

(24) sell any Investment Security prior to maturity, except in the ordinary course of business;

(25) knowingly take or cause to be taken any action intended to disqualify the Merger as a “reorganization” within the meaning of Section 368 of the Code;

(26) settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

(27) make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its credit underwriting standards, policies and procedures as in effect as of the date of this Agreement; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

(28) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in the ordinary course of business in connection with banking transactions with banking customers, or (ii) short-term borrowings (90 days or less) made at prevailing market rates and terms;

(29) grant , renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same Person and all Affiliated Persons, would exceed $100,000 on unsecured basis or $250,000 on a secured basis for new loans, or (ii) $250,000 on an unsecured basis or $500,000 on a secured basis for loans renewed to existing borrowers. Consent shall be deemed granted if within two (2) Business Days of written notice delivered to Center’s Chief Credit Officer accompanied by a complete write-up of the credit, written notice of objection is not received by Seller (for purposes of this subparagraph, written notice shall include notice by email);

(30) except as required by applicable Rule or the DBF or the FDIC, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, or (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or

(31) incur any travel and entertainment expenses outside the ordinary course of business in excess of $5,000 per month, or make charitable donations aggregating $5,000 or more.

(b) Between the date hereof and the Effective Time, Seller shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable Seller’s business and conduct Seller’s business in the ordinary course in substantially the manner heretofore conducted and in accordance with sound banking practice;

(2) use its commercially reasonable efforts to maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(3) promptly upon learning of such information, advise Center in writing of any event or any other transaction within its Knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Seller Stock prior to the record date fixed for the Seller Shareholders’ Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein;

(4) promptly notify Center regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Seller, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Seller; and

(5) maintain an allowance for loan losses consistent with GAAP and practices and methodology as in effect on the date of the execution of this Agreement; and

(6) cooperate with Center in keeping all of its current insurance policies and coverage effective after the Effective Time with such modifications as Center may reasonably request. Seller’s cooperation hereunder shall include, but not be limited to, providing all information concerning Seller and its insurers as may be required for such discussions.

6.4 Certain Loans and Other Extensions of Seller. Seller will promptly inform Center of the amounts and categories of any NPAs or loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Seller as “Watch List,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or any comparable classification. Seller will furnish to Center, as soon as practicable, and in any event within 10 days after the end of each calendar month, schedules including a listing of the following:

(a) classified credits, showing with respect to each such credit in amount equal to or exceeding $10,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $10,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $10,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount, together with an explanation of why the loan or loans were not placed on non-accrual;

(d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $10,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

(e) loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

(f) loans or leases (including any commitments) by Seller to any director, officer, or employee of Seller, or any shareholder holding 5% or more of the capital stock of Seller, including with respect to each such loan or lease, the identity and, to the Knowledge of Seller, the relation of the borrower to Seller, the loan or lease type and the outstanding and undrawn amounts;

(g) letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $10,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

(h) loans or leases charged off and recoveries during the previous month, showing with respect to each such loan or lease, the credit type and office;

(i) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

(j) other real estate or assets owned, stating with respect to each its credit type;

(k) a reconciliation of the allowance for loan losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 6.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

(l) extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, originated on or after the date of the schedule previously provided to Center (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the complete credit write-up, including the credit type and the office and the draft or final minutes of the meeting during which the credits were approved;

(m) renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, showing with respect to each, the credit type and the office; and

(n) collateral and insurance reports, including all reports provided by third party vendors monitoring insurance or collateral.

6.5 Disclosure Letter. Promptly in the case of material matters, and, as to all other matters not less than five (5) Business Days prior to the Effective Day, Seller shall amend or supplement the Seller Disclosure Letter provided for herein pertaining to Seller as necessary so that the information contained therein accurately reflects the then current status of Seller and shall transmit copies of such amendments or supplements to Center in accordance with Section 11.12 of this Agreement. Such update of the Seller Disclosure Letter shall not in any way affect the representations and warranties set forth in Article 4.

6.6 Change of Recommendation. The board of directors of Seller shall unanimously recommend approval of the Merger to the shareholders of Seller at the Seller Shareholders’ Meeting and neither the board of directors of Seller, nor any member thereof, shall, in a manner adverse to Center, (x) withdraw, modify or qualify, or propose to withdraw, modify or qualify, such recommendation, (y) take any action or make any statement in connection with the Seller Shareholders’ Meeting inconsistent with such recommendation or (z) recommend any Competing Transaction (as defined in Section 6.11) (any action referred to in clause (x), (y) or (z) being a “Change in Recommendation”). Notwithstanding the foregoing, the board of directors of Seller shall be permitted to take the actions described in clauses (x) through (z) above if Seller has complied in all material respects with Section 6.11.

6.7 Consents and Approvals.

(a) Seller will cooperate with Center in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the consummation of the transactions contemplated in this Agreement. Seller’s cooperation hereunder shall include, but not be limited to, providing all information concerning Seller and its shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that a Third Party Consent with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Seller or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Seller shall use its commercially reasonable efforts to obtain such Consent prior to the Effective Time.

6.8 Preservation of Employment Relations Prior to Effective Time. Seller will use its commercially reasonable efforts consistent with current employment practices and policies to maintain the services of the officers and employees of Seller through the Effective Time.

6.9 Compliance with Rules. Seller shall comply with the requirements of all applicable Rules, the noncompliance with which would have a Material Adverse Effect.

6.10 Seller Benefit Arrangements. At the Effective Time, the Seller Stock Option Plan shall be terminated, without the imposition of any liability therefor to Center, CG Bank or Seller. Subject to Section 9.1, all other Seller Benefit Arrangements will be assumed by CG Bank at the Effective Time.

6.11 No Shop. Seller shall not, on or before the earlier of the Effective Time or the date of termination of this Agreement, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to any Competing Transaction (as such term is defined below), or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates to take any such action, and Seller shall promptly notify Center (orally and in writing) of all of the relevant details relating to all inquiries and proposals which they may receive relating to any of such matters. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Seller: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing twenty-five percent (25%) or more of the assets of Seller; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or other Equity Security, representing twenty-five percent (25%) or more of the voting power of Seller; a tender offer or exchange offer for at least twenty-five percent (25%) of the outstanding shares of Seller Stock; a solicitation of proxies in opposition to approval of the Merger by Seller shareholders; or a public announcement by another Person (besides Center) of an unsolicited bona fide proposal, plan, or intention to do any of the foregoing. Notwithstanding any other provision in this Section 6.11 or elsewhere in this Agreement, nothing shall prevent Seller from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written proposal concerning a Competing Transaction by such Person or (ii) recommending such an unsolicited bona fide written proposal concerning a Competing Transaction to the holders of Seller Stock if and only if, prior to participating in any of the foregoing, (A) the board of directors of Seller concludes in good faith that the Competing Transaction is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction more favorable to holders of Seller Stock from a financial point of view than the transaction contemplated by this Agreement; and (B) the board of directors of Seller determines in good faith that participating in any such action is necessary or advisable for it to act in a manner not inconsistent with its fiduciary duties under applicable law; and (C) prior to providing any information or data to any Person or entering into discussion or negotiations with any Person, the board of directors of Seller notifies Center of such inquiries, proposals or offers received by, any information requested from, or any such discussion or negotiations sought to be initiated or continued with Seller and thereafter shall keep Center informed, on a prompt basis, of the status and terms of any such proposals or offers and the status of any discussions or negotiations; provided, that such disclosure shall not be required if Seller determines in good faith, after advice of counsel, that such disclosure is inconsistent with the fiduciary duties of its board of directors under applicable law.

6.12 Affiliates. Within sixty (60) days following the execution of this Agreement, (a) Seller shall deliver to Center a letter identifying all persons who are then “affiliates” of Seller for purposes of Rule 145 under the Securities Act and (b) Seller shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use its commercially reasonable efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit D. Seller shall use its commercially reasonable efforts to obtain from any person who becomes an affiliate of Seller after Seller’s delivery of the letter referred to above, and on or prior to the date of the Seller Shareholders’ Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit D hereto as soon as practicable after obtaining such status.

6.13 Access to Operations. Seller shall afford to Center and its authorized agents and representatives, access to the operations, books, and other information relating to Seller for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Merger. Center shall give reasonable notice for access to Seller, and the date and time of such access will then be mutually agreed to by Center and Seller. Center’s access shall be conducted in a manner which does not unreasonably interfere with Seller’s normal operations, customers and employee relations and which does not interfere with the ability of Seller to consummate the transactions contemplated by this Agreement.

6.14 Access to Employees. Center shall have the right, but not the obligation, prior to the Effective Day, to provide training to employees of Seller who will become employees of the Surviving Bank. Such training shall be at the expense of Center and shall be conducted during normal business hours, or, if the foregoing is not possible, after business hours at a location reasonably requested by Center. At the request of Center, Center shall compensate employees, in accordance with Seller’s customary policies and practices, for the employee’s time being trained by Center. Seller shall cooperate with Center to make such employees available for such training prior to Closing. All travel and other reimbursable expense incurred by the employee for training are Center’s responsibility, subject to Section 11.1(a). Nothing in this Section is intended, nor shall it be construed, to confer any rights or benefits upon any persons other than Center or Seller.

ARTICLE 7

FURTHER COVENANTS OF CENTER AND SELLER

7.1 Shareholder Meeting; S-4 and Proxy Statement.

(a) Seller will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholders (the “Seller Shareholders’ Meeting”) to be held as soon as practicable, for the purpose of voting on this Agreement and the Merger. In connection with the Seller Shareholders’ Meeting, (i) the board of directors of Seller shall, subject to the board’s fiduciary duties, recommend shareholder approval of the Merger, this Agreement and related matters; and (ii) Seller shall use its reasonable efforts to obtain such required shareholder approval.

(b) As promptly as practicable, Center and Seller shall cooperate with each other and exercise their commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-4 (the “S-4”), in which the Proxy Statement will be included as a prospectus. The Parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and S-4 and further agree that the information provided by each Party shall be the sole responsibility of that Party. Each of the parties will use its respective reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Center shall use its commercially reasonable efforts to qualify the Center Stock under the securities laws of such jurisdictions as may be required and to keep the S-4 effective and such qualifications current and in effect for so long as is necessary to consummate the transactions hereby. Center shall pay all third party costs (except Seller’s legal and accounting fees) associated with the preparation and filing of the S-4 and with obtaining all Blue Sky permits and approvals, including the filing fees with the SEC and Blue Sky regulators. At the time the S-4 becomes effective, the S-4 will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Seller’s shareholders, at the time of the Seller Shareholders’ Meeting and at the Effective Time, the prospectus included as part of the S-4, as amended or supplemented by any amendment or supplement filed by Center, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(c) After the date of the filing of the S-4 with the SEC, each of the Parties agrees promptly to notify the other of and to correct any information furnished by such Party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the S-4 so as to correct such information and to cause the Proxy Statement as so corrected to be disseminated to the shareholders of Seller and Center to the extent required by applicable Rules. All documents that the Parties file with the SEC or any other Governmental Entity in connection with this Agreement will comply as to form in all material respects with the provisions of applicable Rules.

(d) Center shall take all required action with appropriate Governmental Entities under state securities or Blue Sky laws in connection with the issuance of Center Stock pursuant to this Agreement.

7.2 Filings. Each of the Parties agree that through the Effective Time, each of its reports, registration statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with the applicable Rules enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any such report, registration statement or other filing that is intended to represent the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP consistently applied during the periods involved.

7.3 Applications. Center will promptly prepare and file, or cause to be prepared and filed, any applications or notices to bank regulatory agencies necessary to consummate the transactions contemplated hereby. The Parties covenant and agree that the Proxy Statement and all applications to the appropriate Governmental Entities for approval or Consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Center will use its best efforts to obtain all required regulatory approvals or Consents and Seller shall cooperate with Center in such efforts.

7.4 Further Assurances. Center and Seller agree that from time to time, whether before, at or after the Effective Time, they will execute and deliver such further instruments of conveyance and transfer and to take such other action as may be reasonable or necessary to consummate the Merger and the transactions contemplated in this Agreement. Center and Seller agree to take such further action as may reasonably be requested to facilitate consummation of the transactions contemplated in this Agreement and that are not inconsistent with the other provisions of this Agreement.

7.5 Establishment of Accruals. If requested by Center, immediately prior to the Effective Time, Seller shall, consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those to be adopted by Center (as such practices and methods are to be applied to Seller from and after the Effective Time) and reflect Center’s plans with respect to the conduct of Seller’s business following the Merger and to provide for the costs and expenses relating to the consummation by Seller of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Seller contained in the Agreement, be deemed to have a Material Adverse Effect, or be taken into consideration in determining total shareholders’ equity for purposes of Section 8.2(i).

ARTICLE 8

CONDITIONS TO THE PARTIES’ OBLIGATIONS TO CLOSE

8.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Center and Seller to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) The Agreement and the transactions contemplated hereby shall have received all requisite approvals of the shareholders of Seller.

(b) No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by or before any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Merger substantially in the forms contemplated by this Agreement.

(c) The Parties shall have received any required Consent from the DBF, FDIC, and FRB, and, at or prior to the Effective Time, this Agreement and the transactions contemplated hereby shall have been approved by any other Governmental Entity whose Consent is required for consummation of the transactions contemplated in this Agreement and in each case either unconditionally or without the imposition of conditions or limitations that are applicable to any Party or would become applicable to Center or the Surviving Bank after the Merger that Center reasonably concludes in good faith would have a Material Adverse Effect or otherwise would be materially burdensome to any Party and all such Consents shall be in effect at the Effective Time, which Consents shall permit the Merger and permit the Surviving Bank to acquire and conduct all direct and indirect activities as previously conducted by Seller, at or prior to the Effective Time.

(d) No Rule shall be outstanding or threatened by or before any Governmental Entity which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, the Merger substantially in the forms contemplated by this Agreement or which would not permit the businesses presently carried on by Seller and Center to continue materially unimpaired following the Effective Time.

(e) All Third Party Consents necessary to permit the Parties to consummate the transactions contemplated in the Agreement shall have been obtained prior to the Effective Time, unless the failure to obtain any such Third Party Consent would not have a Material Adverse Effect.

(f) The S-4 shall have been declared effective, shall not be the subject of any stop order or proceedings seeking or threatening a stop order and all “Blue Sky” permits and approvals shall have been obtained.

(g) Seller and Center shall have received from Grant Thornton LLP, an opinion reasonably satisfactory to each of them to the effect that the Merger shall not result in the recognition of gain or loss for federal income tax purposes to Seller, Center, or CG Bank, nor shall the issuance of Center Stock result in the recognition of gain or loss by the holders of Seller Stock who receive such stock in connection with the Merger, and that such holders will be entitled to carryover the basis of their Seller Stock and tack holding periods relating thereto. Such opining firm may require and rely upon representations contained in certificates of officers of Seller and Center, reasonably satisfactory in form and substance to it.

8.2 Additional Conditions to Obligations of Center to Close. The obligations of Center to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, the consummation of the Merger, and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors and shareholders of Seller.

(b) The representations and warranties of Seller contained in Article 4 of this Agreement shall have been true and correct (i) on the date of this Agreement; and (ii) in all material respects at and as of the Effective Time as though all such representations and warranties had been made on and as of the Effective Time, except with respect to representations and warranties that, by their terms, speak as of a different time.

(c) Each of the covenants and agreements of Seller contained in this Agreement to be performed at or before the Effective Time shall have been so performed in all material respects.

(d) During the period from the date of this Agreement to the Effective Time, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Material Adverse Effect, whether or not such event, change or effect is reflected in any amendment or supplement to Seller’s Disclosure Letter to this Agreement after the date of this Agreement.

(e) Concurrently with the execution of this Agreement, Center shall have received executed versions of Non-Competition Agreements and Voting Agreements from the Persons identified in Section 2.6.

(f) Within 60 days of the execution of this Agreement, Center shall have received from each person named in the letter or otherwise referred to in Section 6.12 of this Agreement an executed copy of Exhibit D.

(g) Center shall have received satisfactory evidence that option cancellation agreements respecting Seller Stock Options have been executed as provided in Section 2.8 of this Agreement.

(h) Center shall have received the written resignation of each director of Seller dated as of the Effective Day.

(i) As of the last day of the month immediately preceding the Effective Day (the “Measurement Date”), as recorded on its books, which shall be maintained in accordance with GAAP, Seller shall have: (i) total shareholders’ equity of not less than $22,500,000 plus an amount equal to the aggregate exercise price of Seller Stock Options exercised from the date of this Agreement through the Measurement Date; provided, that the calculation of the Seller’s net income for purposes of determining its shareholders’ equity as of the Measurement Date shall exclude (1) all reasonable professional fees directly related to this Agreement, including, without limitation, for attorneys, accountants, financial advisors, investment bankers, experts and consultants, and (2) all other costs directly related to this Agreement, including severance payments, filing fees, printing costs, costs for extended reporting period coverage for Seller’s existing officers’ and directors’ liability insurance, and any deductions for any payments made in connection with the cancellation of Seller Stock Options; (ii) Seller’s loan loss allowance shall be fixed at the amount required by GAAP less $600,000; and (iii) Center shall receive the Accountant’s Letter at least three (3) Business Days before the Effective Day.

(j) Center shall have received an opinion from Hinton, Kreditor & Gronroos, LLP, reasonably satisfactory to it that the Merger will not result in the recognition of any gain or loss for federal income tax purposes to Center, Seller or Surviving Bank.

(k) Center shall have received a certificate signed by the Chief Executive Officer of Seller, dated as of the Effective Time, certifying to the best of his Knowledge that the conditions set forth in Sections 8.2(b), (c) and (d) have been satisfied.

8.3 Additional Conditions to Obligations of Seller to Close. The obligations of Seller to consummate the Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, consummation of the Merger and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors of Center.

(b) The representations and warranties of Center contained in Article 3 of this Agreement shall be true and correct in all material respects at and as of the Effective Time as though all such representations and warranties had been made at and as of such time, except with respect to representations and warranties that, by their terms, speak as of a different time.

(c) The covenants and agreements of Center to be performed at or before the Effective Time shall have been duly performed in all material respects, except for Center’s obligations under Section 2.5, which shall have been duly performed in all respects.

(d) During the period from the date of this Agreement to the Effective Time, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Material Adverse Effect, whether or not such event, change or effect is reflected in any amendment or supplement to Center’s Disclosure Letter to this Agreement after the date of this Agreement.

(e) Seller shall have received a certificate signed by the Chief Executive Officer of Center, dated as of the Effective Time, certifying to the best of their Knowledge that the conditions set forth in Sections 8.3(b), (c) and (d) have been satisfied.

(f) Seller shall have received evidence of the D&O insurance coverage required by Section 5.5.

(g) The shares of Center Stock to be issued to holders of Seller Stock shall be eligible for listing on the NASDAQ Global Market upon official notice of issuance.

ARTICLE 9

EMPLOYEE BENEFITS

9.1 Employee Benefits.

(a) Following the Closing, employees of the Seller will have the opportunity to continue their at-will employment with the Surviving Bank; provided, however, that nothing herein contained shall be deemed to change such employees’ at-will status nor to create a contract of employment with any such employee.

(b) Except for the Seller Stock Option Plan, Center shall use its best efforts to cause all other Seller Benefit Arrangements to be assumed by the Surviving Bank at the Effective Time. Employees of Seller shall continue to participate in the Seller Benefit Arrangements to the same extent as immediately prior to the Effective Time. Each of Seller’s employees will be credited for eligibility, participation and vesting purposes with such employee’s respective years of past service with Seller (or other prior service so credited by Seller) and all accrued vacation and sick time shall be carried over. Center anticipates conducting a review of the Seller Benefit Arrangements after the Closing and nothing herein contained shall, after the Effective Time (i) restrict the rights of Center to make changes or replace one or more of the Seller Benefit Arrangements nor (ii) create any rights in any person to continue to participate in Seller Benefit Arrangements other than as otherwise provided by law.

ARTICLE 10

TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS

10.1 Termination of Agreement. Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Merger may be terminated at any time before the Effective Time, whether before or after approval by the shareholders of Seller as follows, and in no other manner:

(a) By mutual Consent of Center and Seller;

(b) By Center or Seller, if any conditions set forth in Section 8.1 shall not have been met by April 30, 2008;

(c) By Center, if any conditions set forth in Section 8.2 shall not have been met, or by Seller, if any conditions set forth in Section 8.3 shall not have been met, by the later of (i) sixty (60) days from the date of execution of this Agreement and (ii) thirty (30) days following receipt of all Consents required to complete the Merger, or such earlier time as it becomes apparent that such conditions cannot be met, unless the failure of such condition is due to the willful breach of the terminating Party of its obligations hereunder;

(d) By Center, if Seller should (i) materially breach any of its representations or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of its covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within twenty (20) Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(e) By Seller, if Center should (i) materially breach any of its representation or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of their covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within twenty (20) Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(f) By Center or Seller, if the shareholders of Seller fail to approve this Agreement and the Merger by the requisite vote at the Seller Shareholders’ Meeting, subject to payment of any amounts due Center under Section 11.1 in the event the conditions precedent to the payment of a fee under Section 11.1 are satisfied at the time such payment would otherwise be due thereunder;

(g) By Seller upon the election of Seller to accept a Competing Transaction and upon immediate payment of the amounts due Center under Section 11.1;

(h) By Center if a Competing Transaction is either (i) completed, or (ii) proposed by a third party and within five (5) days of the making of such proposal the Board of Directors of Seller has not rejected such proposal in writing and reaffirmed in writing its agreement to conclude the Merger as contemplated by this Agreement, in which case Seller shall immediately pay to Center the amounts otherwise due under Section 11.1.

10.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 10.1 hereof, all further obligations of the Parties hereto under this Agreement shall terminate without further liability of any Party to another; provided, however, that no termination of this Agreement under Section 10.1 for any reason or in any manner shall release, or be construed as so releasing, any Party from its obligations under Sections 11.1, 11.9 or 11.10.

10.3 Waiver of Conditions. If any of the conditions specified in Section 8.2 have not been satisfied, Center may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any of the conditions specified in Section 8.3 have not been satisfied, Seller may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any Party elects to proceed pursuant to the provisions of this Section 10.3, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidence by a certificate delivered by the electing Party.

ARTICLE 11

GENERAL

11.1 Expenses/Termination Expenses.

(a) Seller hereby agrees that if (i) (X) the board of directors of Seller fails to recommend approval of this Agreement and the Merger to the stockholders of Seller or effects a Change in Recommendation, and this Agreement and the Merger are not approved by the stockholders of Seller by the requisite vote at the Seller Stockholders’ Meeting, or (Y) a Competing Transaction is proposed between the date hereof and the time of the Seller Stockholders’ Meeting and the stockholders of Seller fail to approve this Agreement and the Merger under circumstances where the board of directors of Seller continuously maintained its favorable recommendation of this Agreement and the Merger, or (Z) this Agreement is terminated after a Competing Transaction is proposed, and (ii) after the occurrence of (X), (Y) or (Z), either a definitive agreement relating to a Competing Transaction is executed by Seller, or a Competing Transaction is consummated, within twelve (12) months after the termination of this Agreement, then, upon the earlier to happen of the entering into of a definitive agreement for a Competing Transaction or of the consummating of the Competing Transaction, Seller shall promptly (and in no event later than two (2) Business Days following such event) pay Center a termination fee of $3,100,000, representing liquidated damages, payable by wire transfer of immediately available funds to an account specified by Center. If this Agreement is terminated by Center for a willful breach by Seller, the termination fee of $3,100,000, representing liquated damages, shall be paid by Seller whether or not a Competing Transaction is consummated or a definitive agreement therefore executed.

(b) In the event this Agreement is terminated by Seller for a willful breach by Center, Center shall pay Seller a termination fee of $3,100,000, representing liquidated damages, whether or not a Competing Transaction is consummated or a definitive agreement therefore executed.

(c) The amounts set forth in Sections 11.1 (a) and (b) are in the nature of liquidated damages and do not constitute a penalty. The Parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Sections 11.1 (a) and (b) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. Upon payment of an amount by a Party pursuant to Sections 11.1 (a) or (b), the other Party waives any and all rights to any payments, damages, amounts, costs, fees or other expenses, and agrees that it shall not bring any action, suit or proceeding of any kind to recover any amounts in connection with any breach of this Agreement. If any Party fails to promptly pay the other Party any amounts due under Section 11.1 within the time period specified therein, the breaching Party shall pay all costs and expenses (including attorneys’ fees) incurred by the other Party, from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made. The provisions of Section 11 shall not limit the rights of any Party to seek to specifically enforce this Agreement or to otherwise obtain equitable remedies.

(d) Except as otherwise provided in this Section and in Section 7.1, all expenses incurred by Center or Seller in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the Parties or its affiliates, shall be borne solely and entirely by the Party which has incurred the same.

11.2 Amendments. To the fullest extent permitted by law, this Agreement may be amended by agreement in writing of the Parties hereto at any time prior to the Effective Time; provided, however, that: (a) each amendment shall have been duly authorized by the respective boards of directors of Center, CG Bank and Seller; and (b) after adoption of this Agreement by Seller’s stockholders, no amendment shall be made which by applicable law requires further approval of the Seller’s stockholders without the further approval of such stockholders.

11.3 Disclosure Letter; Exhibits; Integration. Each Disclosure Letter and exhibit delivered pursuant to this Agreement shall be in writing and shall constitute a part of the Agreement, although Disclosure Letters need not be attached to each copy of this Agreement. This Agreement, together with such Disclosure Letters, the exhibits and any other agreement entered into on the date hereof by the Parties constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understanding of the Parties in connection therewith.

11.4 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Parties agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Rule to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article 8 hereof.

11.5 Governing Law; Arbitration. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of Georgia except to the extent that the provisions of federal law are mandatorily applicable. The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of Georgia and the federal courts of the United States of America located in the State of Georgia solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby. The Parties hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Georgia state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.12 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

11.6 No Assignment. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Center or Seller, in whole or in part, without the prior written Consent of the other Party. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

11.7 Headings. The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.8 Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to each Party hereto.

11.9 Publicity and Reports. Center and Seller shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior Consent of the other Party, except to the extent that legal counsel to any Party shall deliver a written opinion to the other Party to the effect that a particular action is required by applicable Rules.

11.10 Confidentiality. All Confidential Information disclosed heretofore or hereafter by any Party to this Agreement to any other Party to this Agreement shall be kept confidential by such other Party and shall not be used by such other Party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the DBF, the FRB, the FDIC or any other Governmental Entity having jurisdiction over any of the Parties or as may be otherwise be required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information); or (b) to the extent such duty as to confidentiality is waived by the other Party. Such obligation as to confidentiality and non-use shall survive the termination of this Agreement pursuant to Article 10. In the event of such termination and on request of another Party, each Party shall use best efforts to (1) return to the other Parties all documents (and reproductions thereof) received from such other Parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving Party), provided that such return does not violate document retention policies of such Party; and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such Party that included Confidential Information.

11.11 Specific Performance. Notwithstanding the provisions of Section 11.1 concerning liquidated damages, Seller and Center each acknowledge that, in view of the uniqueness of their respective businesses and the transactions contemplated in this Agreement, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

11.12 Notices. Any notice or communication required or permitted hereunder, including, without limitation, supplemental Disclosure Letters shall be given in writing and deemed to have been given (a) the day of receipt, if delivered in person, (b) the first Business Day following delivery by facsimile, with confirmation of delivery, or (c) the third Business Day following deposit, if mailed by certified or registered mail, postage prepaid, to the following addresses:

If to Center, addressed to:

Mr. Jae Whan Yoo

President and Chief Executive Officer

Center Financial Corporation

3435 Wilshire Boulevard

Suite 700

Los Angeles, CA 90010

Fax No. (213) 251-2202

With a copy addressed to:

Ms. Lisa K. Pai

Executive Vice President and General Counsel

Center Financial Corporation

3435 Wilshire Boulevard

Suite 700

Los Angeles, CA 90010

Fax No. (213) 384-2106

With a copy addressed to:

Keith T. Holmes, Esq.

King, Holmes, Paterno & Berliner, LLP

1900 Avenue of the Stars, 25th Floor

Los Angeles, CA 90067

Fax No. (310) 282-8903

If to Seller, addressed to:

Mr. Daniel C. Lee

President and Chief Executive Officer

First Intercontinental Bank

5593 Buford Highway

Doraville, GA 30340

Fax No. (770) 451-2053

With a copy addressed to:

Brennan Ryan, Esq.

Nelson Mullins Riley & Scarborough LLP

999 Peachtree Street, NE, Suite 1400

Atlanta, GA 30309

Fax No. (404) 817-6050

or at such other address and to the attention of such other Person as a Party may notice to the others in accordance with this Section 11.12.

11.13 Severability. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner as originally set forth at the date this Agreement was executed.

11.14 Attorneys’ Fees. In addition to the liquidated damages set forth in Section 11.1, in the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or the body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other party having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such prevailing action, including, without limitation, legal fees and court costs (whether or not taxable as such).

11.15 Termination of Representations, Warranties and Covenants. The representations, warranties and covenants of each Party contained herein or in any certificate or other writing delivered by such party pursuant hereto or in connection herewith shall not survive the Effective Time, except Section 5.6.

WITNESS, the signature of Center Financial Corporation as of the 18th day of September, 2007, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its board of directors, acting by at least a majority:

CENTER FINANCIAL CORPORATION

By:	/s/ JAE WHAN YOO	By:	/s/ LISA PAI
	President &		Secretary
Chief Executive Officer

WITNESS, the signature of First Intercontinental Bank as of the 18th day of September, 2007, set by its President and Chief Executive Officer and its Secretary pursuant its authority:

FIRST INTERCONTINENTAL BANK

By:	/s/ DANIEL C. LEE	By:	/s/ DONG WON SHIN
	President &		Secretary
Chief Executive Officer

Exhibit A

Agreement of Merger

Exhibit B

Non-Competition Agreement

Exhibit C

Voting Agreement

Exhibit D

Rule 145 Letter

Schedule 6.3

Center’s Designated Officers

Jae Whan Yoo, President and Chief Executive Officer

Lonny Robinson, Executive Vice President and Chief Financial Officer

Lisa Pai, Executive Vice President and General Counsel

Jason Kim, Chief Credit Officer